SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              J.C. NICHOLS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    653777102
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
 Mr. Stephen Feinberg                                Robert G. Minion, Esq.
 450 Park Avenue, 28th Floor                         Lowenstein Sandler PC
 New York, New York  10022                           65 Livingston Avenue
 (212) 421-2600                                      Roseland, New Jersey  07068
                                                     (201) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 653777102
________________________________________________________________________________

1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________

3)   SEC Use Only
________________________________________________________________________________

4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                  2(d) or 2(e):             Not Applicable
________________________________________________________________________________

6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________

     Number of                    7) Sole Voting Power:                        *
     Shares Beneficially          8) Shared Voting Power:                      *
     Owned by
     Each Reporting               9) Sole Dispositive Power:                   *
     Person With:                10) Shared Dispositive Power:                 *

________________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:     660,897*
________________________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):                 Not Applicable
________________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11):      14.3%*
________________________________________________________________________________

14)  Type of Reporting Person (See Instructions):       IA, IN

_____________________
* 160,957 shares (3.5%) of J.C. Nichols Company common stock are owned by Cerberus Partners, L.P., a partnership organized under the laws of Delaware. 173,220 shares (3.8%) of J.C. Nichols Company common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas. 74,500 shares (1.6%) of J.C. Nichols Company common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas. Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 252,220 shares (5.4%) of J.C. Nichols Company common stock are owned by various others persons and entities for which Stephen Feinberg possesses sole voting and investment control over all securities of J.C. Nichols Company owned by such persons and entities. See Item 5 for further information.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), (ii) the managing member of Blackacre Capital Management, L.L.C. ("Blackacre") and (iii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds"). Cerberus, International, Ultra, Blackacre and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 4.   Purpose of Transaction.

          On June 17, 1998, in a letter submitted to the board of directors of the Company (the "Offer Letter"), Blackacre, along with its affiliates, offered to acquire the Company for cash consideration of $70.00 per share of the Company's common stock (the "Offer"). In the Offer Letter, Blackacre advised the board of directors of the Company that, among other things, it strongly believes that the proposed transaction between the Company and Highwoods Properties, Inc. (the "Proposed Highwoods Transaction") is inadequate from a financial point of view, does not reflect the values inherent in the Company, subjects the shareholders of the Company to significant financial risks in owning shares of Highwoods Properties, Inc. and, therefore, Blackacre and its affiliates intend to vote against the approval of the Proposed Highwoods Transaction. Furthermore, in the Offer Letter, Blackacre has advised the Company that, along with its affiliates, it has the financial ability to consummate the acquisition of the Company.

          The Offer is subject to, among other things, the completion by Blackacre of its due diligence with respect to the Company and the termination by the Company of the merger agreement relating to the Proposed Highwoods Transaction on terms which limit the fees payable by the Company as a result thereof.

          Except as set forth in the Offer Letter, Stephen Feinberg has no present plans or intentions which would relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Proxy Statement, dated June 1, 1998, on April 27, 1998 there were issued and outstanding 4,619,039 shares of common stock of the Company. As of June 17, 1998, Cerberus owned 160,957 of such shares, or 3.5% of those outstanding; International owned 173,220 of such shares, or 3.8% of those outstanding; Ultra owned 74,500 of such shares, or 1.6% of those outstanding and the Funds in the aggregate owned 252,220 of such shares, or 5.4% of those outstanding. Stephen Feinberg possesses the sole power to vote and direct the disposition of all shares of common stock of the Company owned by each of Cerberus, International, Ultra and the Funds. No transactions were effected by Cerberus, International, Ultra or the Funds in shares of common stock of the Company during the past sixty days.

Item 7.   Material to Be Filed as Exhibits.

          1. Offer Letter, dated June 17, 1998, of Blackacre Capital Management, L.L.C. to the Board of Directors of J.C. Nichols Company.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            June 17, 1998


                                            /s/ Stephen Feinberg
                                            Stephen  Feinberg,  in his capacity
                                            as the  managing  member of Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus  Partners, L.P.,
                                            as the managing member of Blackacre
                                            Capital Management,  L.L.C.  and  as
                                            the investment manager for each   of
                                            Cerberus International, Ltd.,  Ultra
                                            Cerberus Fund,  Ltd.,  and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   EXHIBIT 1
 .

                                                                June 17, 1998

The Board of Directors
J.C. Nichols Company
310 Ward Parkway
Kansas City, Missouri 64112

Attention: Chairman of the Board

Lady and Gentlemen:

          As you know, affiliates of Blackacre Capital Management LLC ("Blackacre") own approximately 14% of the outstanding shares of Common Stock of J.C. Nichols Company (the "Company"). We have been carefully following the proposed transaction between Highwoods Properties Inc. and the Company (the "Proposed Highwoods Transaction"). After reviewing the proxy materials and meeting with company representatives, we strongly believe that the Proposed Highwoods Transaction is inadequate from a financial point of view, does not reflect the values inherent in the Company, would subject the Company's stockholders to significant downside equity risk in the Highwoods stock and provides for an above market breakup fee. We believe that the Company and its Board are not taking the best interests of all shareholders into account in recommending this transaction. The proxy materials do not provide compelling evidence that this transaction maximizes value for all shareholders, and in fact we believe, given certain dynamics in the marketplace, there is significant financial risk to any shareholder who takes Highwoods stock.

          Consistent with our views of the Proposed Highwoods Transaction, we and our affiliates intend to vote against approval of the Proposed Highwoods Transaction and, if it is nonetheless approved, to exercise appraisal rights for our shares of Common Stock. As you know and as we believe should be conveyed to the Company's stockholders in supplemental proxy materials, this would have the effect, among other things, of reducing by over 35% the amount of cash that would otherwise be available to the Company's stockholders in the Proposed Highwoods Transaction, thereby forcing stockholders who prefer to take cash to take additional Highwoods shares instead.

          Because we see values in the Company not reflected in the Proposed Highwoods Transaction, we are submitting an offer to acquire the Company at $70.00 per share in an all cash merger, subject to certain structuring for tax advantages to shareholders as described below. If the Company furnishes us information which establishes a higher valuation for the Company, we are prepared to consider increasing our offer. We believe that this offer would result in value to the Company's shareholders that is more certain and significantly above those realizable through the Proposed Highwoods Transaction.

          Although we have conducted an extensive analysis of the Company based on publicly available information, our offer is subject to, among other things, satisfactory completion of our due diligence of the Company. Our offer is also subject to the Company's Board of Directors terminating the merger agreement relating to the Proposed Highwoods Transaction under circumstances in which the break-up fee and expense reimbursement payable to Highwoods does not exceed $2,500,000.

          It is  intended  that the  transaction  would be  structured  so as to provide to the Company's long-term stockholders with an ability to transfer their stock on a tax-free basis. In order to facilitate this, we believe that the Company's Employee Stock Ownership Plan and Trust (the "ESOT") would agree to purchase (on a pro rata basis in the event of oversubscription) up to approximately 15% of the outstanding shares of Common Stock from shareholders desiring to effectuate a Section 1042 transaction under the Internal Revenue Code. We believe that the ESOT would also agree to retain approximately 15% interest in the surviving corporation following the merger.

          Blackacre and its affiliates have sufficient equity capital to complete the transaction and Blackacre is highly confident that it can secure the debt financing necessary to refinance the existing debt of the Company.

          Blackacre stands ready to commence negotiations and due diligence. Once the Company has provided to Blackacre information and access which are equivalent to that received by Highwoods, we believe that a definitive agreement could be achieved expeditiously. Representatives of Blackacre and the Company would then prepare proxy materials necessary to obtain approvals from the Company's shareholders, which we believe would be quickly received given the significant premium to the current Proposed Highwoods Transaction being offered to the Company's shareholders.

          Following consummation of the transaction, we intend on maintaining the Company's corporate identity including owning and operating the Country Club Plaza. In addition, we will honor all current employment contracts and other related agreements with management.

          We firmly believe that our all cash proposal provides shareholders of the Company with immediate superior value over the Proposed Highwoods Transaction as well as certainty. Highwoods common stock, a significant component of the value in the Proposed Highwoods Transaction, is a volatile security which will expose Company shareholders to significant market risk after consummation of the Proposed Highwoods Transaction. In the Registration Statement filed in connection with the Proposed Highwoods Transaction, Highwoods has identified a number of disturbing risk factors relating to ownership of Highwoods common stock, including, but not limited to, the following:

          the potential adverse impact on share price and dilution in ownership resulting from subsequent offerings of Highwoods common stock;

          possible difficulties in integrating Highwoods and the Company;

          the fact that Highwoods' management and its board of directors have divergent interests from those of Highwoods stockholders regarding the sale or refinancing of Highwoods' properties; and

          the fact that Highwoods has no expertise in retail apartments and homebuilding.

          Moreover, since the execution of the Highwoods merger agreement, there has been a significant decline in the Highwoods stock price as well as a contraction in the average multiple at which larger public REITs have been trading in the marketplace, reflecting the market's increased concern over the inherent riskiness of such entities.

          In summary, we strongly believe that our proposal represents an extraordinary opportunity for the Company and its shareholders. Because time is of the essence, this offer will remain open until July 2, 1998 or its earlier termination by Blackacre upon written notice to the Company. We look forward to meeting with the Company's Board of Directors to discuss our proposal in greater detail at your earliest convenience. Blackacre is determined to take every appropriate action to consummate this transaction.

                                             Sincerely,


                                             BLACKACRE CAPITAL MANAGEMENT LLC